DAVID M. LOEV, ATTORNEY AT LAW
                         6300 WEST LOOP SOUTH, SUITE 280
                              BELLAIRE, TEXAS 77401
                            TELEPHONE: (713) 524-4110
                            FACSIMILE: (713) 524-4122

                               November 28, 2006

H. Christopher Owings                                      VIA EDGAR
Division of Corporate Finance                              ---------
United States Securities and Exchange Commission
Mail Stop 3561
100 F. Street, N.E.
Washington, D.C. 3561
Phone: (202) 551-3720

Re:     Nano Holdings International, Inc.
        Amendment No. 3 to Registration Statement on Form SB-2
        Filed October 26, 2006
        File No. 333-136215

Dear Mr. Owings:

     In response to your comment letter dated November 3, 2006, Nano Holdings International, Inc. (the "Company" and "Nano," "we," "us") has the following responses:

INTEREST  OF  NAMED  EXPERTS  AND  COUNSEL
------------------------------------------

EXPERTS
-------

1. PLEASE DISCLOSE THAT YOUR INDEPENDENT REGISTERED ACCOUNTING FIRM APPLIED LIMITED PROCEDURES IN ACCORDANCE WITH PROFESSIONAL STANDARDS FOR A REVIEW WITH RESPECT THE UNAUDITED INTERIM FINANCIAL INFORMATION FOR THE PERIODS ENDED JUNE 30, 2006 AND 2005 INCLUDED IN THE PROSPECTUS. ADDITIONALLY, DISCLOSE THAT THE REVIEW REPORT INCLUDED IN THE PROSPECTUS STATES THAT THEY DID NOT AUDIT AND DO NOT EXPRESS AN OPINION ON THAT INTERIM FINANCIAL INFORMATION; ACCORDINGLY, THE DEGREE OF RELIANCE ON THEIR REVIEW REPORT SHOULD BE RESTRICTED IN LIGHT OF THE LIMITED NATURE OF THE REVIEW PROCEDURES APPLIED. FURTHER, DISCLOSE THAT THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM IS NOT SUBJECT TOT THE LIABILITY PROVISIONS OF FINANCIAL INFORMATION BECAUSE THAT REPORT IS NOT "REPORT" OR A "PART" OF THE REGISTRATION STATEMENT CERTIFIED BY THE ACCOUNTANTS WITHIN THE MEANING OF SECTIONS 7 AND 11 OF THE SECURITIES ACT. REFER TO CODIFICATION OF FINANCIAL REPORTING POLICIES 605.04(B) AND AUDITING STANDARDS CODIFICATION AU
SECTION  711.

RESPONSE:

     The independent registered accounting firm's review report has been removed from the Registration Statement and the following language regarding the independent registered accounting firm's review of the unaudited financial statements for the three and nine months ended September 30, 2006 and 2005 has been included in the amended Registration Statement under the caption "Named Experts and Counsel":

          "Moore & Associates Chartered applied limited procedures in accordance with professional standards for a review with respect to the unaudited interim financial information for the periods ended September 30, 2006 and 2005 included in this prospectus. Additionally, they did not conduct an audit for the periods ended September 30, 2006 and 2005 and did not express an opinion on that interim financial information."


FINANCIAL STATEMENTS, PAGE F-1
------------------------------

2. WE NOTE YOUR DISCLOSURE ON PAGE 16 THAT YOU ISSUED 100,000 SHARES OF RESTRICTED COMMON STOCK TO MR. RECTOR DURING THE SIX MONTHS ENDED JUNE 30, 2006 IN CONSIDERATION FOR SERVICES RENDERED. IT DOES NOT APPEAR THAT THE COMPENSATION AND RELATED LIABILITY OR STOCK ISSUANCE IS REFLECTED IN YOUR UNAUDITED FINANCIAL STATEMENTS. WE ALSO NOTE YOUR DISCLOSURE ON PAGES 34 AND 44 THAT THE SHARES WERE ISSUED TO MR. RECTOR IN JULY 2006. PLEASE TELL US THE FACTS AND CIRCUMSTANCES SURROUNDING THE ISSUANCE OF THESE SHARES, WHEN YOU RECORDED THE TRANSACTION, HOW YOU RECORDED THE COMPENSATION AND WHY YOUR ACCOUNTING TREATMENT IS APPROPRIATE GIVEN THAT THE SHARES APPEAR TO HAVE BEEN ISSUED IN CONSIDERATION FOR SERVICES RENDERED PRIOR TO JUNE 30, 2006. IN ADDITION, PLEASE REVISE AS NECESSARY TO CORRECT THE APPARENT INCONSISTENCIES IN YOUR DISCLOSURE.

RESPONSE:

     The previous disclosure on page 16 of the financial statements was incorrect, the shares of common stock issued to Mr. Rector were issued in July 2006, and the Registration Statement has been amended to state this.

     The financial statements included in the amended Registration Statement include the issuance of the 100,000 shares to Mr. Rector for the services he performed for the Company during the three months ended September 30, 2006. The value of the services performed had already been recorded in the Company's financial statements for the six months ended June 30, 2006. The expense for the nine months ended September 30, 2006, was computed as follows: $250 (value of office) per month for 9 months ($2,250) and services performed of $150 per hour times 10 hours per week for 39 weeks ($58,500). The $10,000 value of the 100,000 shares received is $48,500 short of the value of the services received by the Company so the balance is a contribution to additional paid in capital. The Company also recorded a contribution to additional paid in capital of $27,000 ($3,000 per month) for the services performed by Mr. Barnes for the nine months ended September 30, 2006.

EXHIBIT 23.1
------------

3. WE NOTE YOUR RESPONSE TO COMMENT 2 IN OUR LETTER DATED OCTOBER 19, 2006 AND THE REVISIONS TO THE CONSENT. PLEASE TELL US WHY THE CONSENT IS DATED OCTOBER 6, 2006 GIVEN THAT THE CONSENT IN YOUR LAST AMENDMENT WAS DATED OCTOBER 11, 2006. ALSO, TELL US WHY YOU DATED THE CONSENT AS BEING "REVISED OCTOBER 25, 2006." PLEASE BE ADVISED THAT THE CONSENT SHOULD BE DATED AS OF THE DATE YOUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM PERFORMED SUBSEQUENT EVENTS PROCEDURES WHICH SHOULD BE CLOSE TO THE FILING DATE OF THE REGISTRATION
STATEMENT AS IS REASONABLE AND PRACTICABLE IN THE CIRCUMSTANCES. REFER TO AUDITING STANDARDS CODIFICATION AU SECTION 711.

RESPONSE:

     The dates on the consent have been corrected and brought current to reflect the most recent subsequent events procedures performed as you have requested.


4.     PLEASE  REMOVE  THE  REFERENCE  TO  THE  REVIEW  REPORT  ON THE UNAUDITED
FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2006. ALTERNATIVELY, PLEASE FILE A LETTER FROM YOUR INDEPENDENT ACCOUNTANT WHICH ACKNOWLEDGES AWARENESS OF THE USE OF THE REPORT ON YOUR UNAUDITED INTERIM FINANCIAL STATEMENTS IN THE REGISTRATION STATEMENT AS EXHIBIT 15. REFER TO ITEM 601 (B)(1
5)  OF  REGULATION  S-B.

RESPONSE:

     We have removed the reference to the review report on the unaudited financial statements for the nine months ended September 30, 2006, included in the amended filing and have additional removed the independent accountants' review report with the consent of the Company's independent accountant from the Registration Statement.



                              Very  Truly  Yours,

                              /s/  John  S.  Gillies
                              ----------------------
                              John  S.  Gillies,
                              Associate,
                              David  M.  Loev,  Attorney  at  Law

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